Mail Stop 3561


									September 13, 2005


Mr. James R. Famalette
President and Chief Executive Officer
Gottschalks Inc.
7 River Park Place East
Fresno, CA 93720


      RE:		   Gottschalks Inc.
            	        	Form 10-K for Fiscal Year Ended
      January 29, 2005
      Filed April 29, 2005
	  	Form 10-Q for Fiscal Quarter Ended
		April 30, 2005
		Filed June 10, 2005
		Form 10-Q for Fiscal Quarter Ended
		July 30, 2005
		Filed September 9, 2005
	File No. 001-09100


Dear Mr. Famalette:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 29, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Overview
1. In light of the significant charges incurred related to the closure of 16 of the 34 stores acquired in the Lamont acquisition, and in light of your disclosure that your acquisition of these 34 stores put significant pressure on your operating performance and liquidity position, please revise to discuss the operating and cash flow performance of the 18 remaining stores, including the reasonably likely future effect on your financial condition and operating performance of the continued operation and/or closure of these stores. Refer to Item 303(A) of Regulation S-K and SEC Release 33-
8350.

Liquidity and Capital Resources
2. Please expand your discussion of the significant year over year changes in cash flows from operating activities to identify all working capital changes that materially affect your liquidity along
with the reasons underlying the working capital changes.   We
believe
such additional disclosure is necessary to permit a reader to understand the extent to which changes in cash flows are the result of growth of the business versus changes in timing of working capital turnover (e.g., changes in inventory days outstanding, days payables outstanding, days sales outstanding, etc.).

Contractual Obligations
3. Please revise your table to include estimated interest payments on your long-term debt obligations. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. See Section
IV.A and footnote 46 to the Commission`s MD&A Guidance issued December 19, 2003 available at www.sec.gov.

Controls and Procedures

Changes in Internal Control Over Financial Reporting
4. Please revise your disclosure regarding changes to internal controls over financial reporting to identify "any changes," not just
"significant" changes, which have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. See Item 308(c) of Regulation S-K.

Consolidated Financial Statements

Consolidated Income Statements
5. Please revise to separately present miscellaneous (non-operating) income and miscellaneous (non-operating) expenses. Please also provide footnote disclosure regarding the nature and amounts of the items included within the revised captions. Refer to Rules 5-03(7)
through (9) of Regulation S-X.

Notes to Consolidated Financial Statements

Note 1.  Nature of Operations and Significant Accounting Policies

General
6. Please disclose how you account for the "Gottschalks Rewards" program, including the timing of recognition of the costs associated with the program, as well as the line item on the income statements where the costs are included. Ensure the disclosure also addresses how you account for rewards at the time of redemption and how your accounting takes into consideration reward certificates issued that are not expected to be redeemed. Tell us the basis in GAAP for your accounting and income statement classification.
7. Please disclose the amount of cooperative advertising allowances recorded in each period presented. Please also revise your MD&A to discuss the changes in these payments between periods and how they impacted the related income statement line items, if material.

Revenue Recognition
8. Please disclose the timing of revenue recognition for leased department revenues. Also disclose the general terms of the arrangements under which you earn leased department revenues. For example, you should disclose whether revenues earned under these arrangements are based on a percentage of sales generated in the leased departments, or based on some other measure.
9. Please disclose the timing of revenue recognition for net credit revenues and how you determine the amount of net credit revenues to record. Also clarify whether the amounts retained by HSBC for credit card receivables charges are treated as a reduction of revenues and why or why not.


10. Please disclose your accounting policy for gift cards that expire or are not redeemed over an extended period of time.

Note 8 - Discontinued Operations
11. Please tell us in detail how you determined that the closed stores qualify for classification as discontinued operations pursuant to paragraph 42 of SFAS 144. We are particularly interested to understand your consideration of whether significant cash flows related to the closed stores will continue to be generated by your ongoing operations through a migration of customers to your other stores. In this connection, it would be helpful if you could provide us with the specific locations of the closed stores along with the approximate distance to the closest company owned store still
operating.   Please refer to paragraphs 4 through 8 of EITF 03-13
for
guidance.

Note 10 - Income Taxes
12. Citing the factors in paragraphs 20-25 of SFAS 109, please explain to us the positive and negative evidence you considered in determining that a valuation allowance for the amounts recorded was appropriate for all years presented. Additionally, please revise your MD&A to discuss the reasons for the valuation allowance and to highlight the judgments and assumptions involved in evaluating the sufficiency of the valuation allowance. Please ensure your discussion gives appropriate weight to the unfavorable factors which give rise to your determination that a valuation allowance is necessary.

Note 12 - Accounting for Stock Based Compensation
13. Please tell us and revise your disclosure to clarify what the assumption in the table captioned "fair value of options granted" represents.

Note 16 - Restatement of Financial Statements
14. Please revise to also disclose previously reported versus restated cash flows for the year ended February 1, 2004. Since the year ended February 1, 2004 is marked as restated on the face of the
statements of cash flows, we assume such additional disclosure is relevant. Moreover, please revise your disclosure to clarify the cash flow impact, if any, of the correction of your previous accounting for tenant allowances and construction reimbursements. In this regard, since you previously recorded these allowances as reductions in the cost of the underlying constructed assets, we assume you likewise recorded the cash inflows related to these allowances as investing cash inflows. However, under your corrected accounting, these cash flows would be classified as operating cash
inflows.   If you had previously classified these cash flows as
operating, and no revision was necessary, please ensure your disclosure is clear in this regard.

Schedule II - Valuation and Qualifying Accounts
15. Please revise to include your allowance for estimated sales returns. See Rules 5-04 and 12-09 of Regulation S-X for guidance. Forms 10-Q for the Quarterly Periods Ended April 30, 2005 and July 30, 2005

Item 4 - Controls and Procedures
16. You disclose that you designed your disclosure controls and procedures to provide "only reasonable assurance" of achieving the desired control objectives. Therefore, please revise your conclusion regarding the effectiveness of your disclosure controls and procedures to reflect, if true, that the disclosure controls and procedures are effective at the "reasonable assurance" level. Please refer to Part II.F.4 of Final Rule Release 33-8238 for guidance.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and




* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact David DiGiacomo at (202) 551-3319, or in his absence, Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3843 with any other questions.


                  Sincerely,



            George F. Ohsiek, Jr.
    					          Branch Chief



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Mr. James R. Famalette
Gottschalks Inc.
September 13, 2005
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